       As Filed With The Securities and Exchange Commission on December 23, 2002


                                                              File Nos.33-
                                                                       811-05301

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            Initial Registration [X]
                         Pre-Effective Amendment No.
                        Post-Effective Amendment No.

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                          Amendment No.           51

                        (Check appropriate box or boxes.)

                               VARIABLE ACCOUNT I
                           (Exact Name of Registrant)

                           AIG Life Insurance Company
                               (Name of Depositor)

                      600 King Street, Wilmington, DE 19801
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 713-831-1230
               (Depositor's Telephone Number, including Area Code)

                              Pauletta P. Cohn, Esq.
                           AIG Life Insurance Company
                               2929 Allen Parkway
                                Houston, TX 77019
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering: March 18, 2003

Title of Securities Being Registered: Flexible Premium Deferred Variable Annuity Contract.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                                  PROSPECTUS

                           OVATION VARIABLE ANNUITY

                                   issued by

                          AIG LIFE INSURANCE COMPANY

                                  through its

                              VARIABLE ACCOUNT I

This prospectus describes a variable annuity contract being offered to individuals and groups. It is a flexible premium, deferred annuity contract with a fixed investment option. Please read this prospectus carefully before investing and keep it for future reference.

The contract has twenty investment options to which you can allocate your money -- nineteen variable investment options listed below and one fixed investment option. The fixed investment option is part of our general account, which earns a minimum of 3% interest. The variable investment options are portfolios of the Alliance Variable Products Series Fund, Inc.


Alliance Variable Products Series Fund, Inc.       Premier Growth Portfolio (Class B)
(managed by Alliance Capital Management L.P.)
Global Bond Portfolio                              Quasar Portfolio
Global Dollar Government Portfolio                 AllianceBernstein Real Estate Investment Portfolio
Growth Portfolio (Class B)                         AllianceBernstein Small Cap Value Portfolio
Growth and Income Portfolio (Class B)              Technology Portfolio (Class B)
High-Yield Portfolio                               Total Return Portfolio
International Portfolio                            U.S. Government/High Grade Securities Portfolio
AllianceBernstein International Value Portfolio    AllianceBernstein Utility Income Portfolio
Money Market Portfolio (Class B)                   AllianceBernstein Value Portfolio (Class B)
Americas Government Income Portfolio               Worldwide Privatization Portfolio

To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated March 18, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                March 18, 2003

================================================================================
                               TABLE OF CONTENTS
================================================================================

DEFINITIONS................................................................  3

FEE TABLES.................................................................  4

CONDENSED FINANCIAL INFORMATION............................................  8

THE CONTRACT...............................................................  8

INVESTMENT OPTIONS......................................................... 11

CHARGES AND DEDUCTIONS..................................................... 14

ACCESS TO YOUR MONEY....................................................... 16

ANNUITY PAYMENTS........................................................... 17

DEATH BENEFIT.............................................................. 18

PERFORMANCE................................................................ 23

TAXES...................................................................... 24

OTHER INFORMATION.......................................................... 28

FINANCIAL STATEMENTS....................................................... 29

APPENDIX -- CONDENSED FINANCIAL INFORMATION................................ 30

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION................... 34

================================================================================
                                  DEFINITIONS
================================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Unit -- An accounting unit of measure used to calculate your Contract Value prior to the Annuity Date.

Administrative Office -- The Annuity Service Office, c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Annuitant -- The person you designate to receive annuity payments and whose life determines the duration of annuity payments involving life contingencies. Certain annuity options under the contract may permit a Joint Annuitant.

Annuity Date -- The date on which annuity payments begin.

Annuity Unit -- An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary -- An anniversary of the date we issued your contract.

Contract Value -- The dollar value as of any Valuation Date of all amounts accumulated under your contract.

Contract Year -- Each period of twelve months commencing with the date we issued your contract.

Premium Year -- Any period of twelve months commencing with the date we receive a premium payment and ending on the same date in each succeeding twelve-month period thereafter.

Valuation Date -- Each day that the New York Stock Exchange is open for trading.

Valuation Period -- The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

================================================================================
                                  FEE TABLES
================================================================================


Owner Transaction Expenses
  Sales Load..................................   None

Surrender Charge
(as a percentage of premium surrendered)
  Premium Year 1..............................      6%
  Premium Year 2..............................      6%
  Premium Year 3..............................      5%
  Premium Year 4..............................      5%
  Premium Year 5..............................      4%
  Premium Year 6..............................      3%
  Premium Year 7..............................      2%
  Thereafter..................................   None

Transfer Fee
  First 12 Per Contract Year..................   None
  Thereafter..................................    $10

Contract Maintenance Fee
(waived if Contract Value is $50,000 or
greater)...................................... $30/yr

Standard Variable Account Annual Expenses
(as a percentage of average account value)
  Mortality and Expense Risk Charge...........   1.25%
  Administrative Charge.......................   0.15%
                                               ------
    Total Standard Variable Account Annual
      Expenses................................   1.40%
                                               ======

Optional Variable Account Annual Expenses
(as a percentage of average account value)
  Annual Ratchet Plan.........................   0.10%
  Equity Assurance Plan
    Attained Age 0-59.........................   0.07%
    Attained Age 60+..........................   0.20%
  Estate Benefit Payment......................   0.20%
  Accidental Death Benefit....................   0.05%

             Annual Portfolio Expenses After Waivers/Reimbursement
                    (as a percentage of average net assets)

                                                                                  Total
                                                     Management 12b-1  Other     Annual
                                                        Fees    Fees  Expenses Expenses(1)
                                                     ---------- ----- -------- -----------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio...............................    0.65%   0.00%   0.42%     1.07%
Global Dollar Government Portfolio..................    0.00%   0.00%   0.95%     0.95%
Growth Portfolio (Class B)..........................    0.75%   0.25%   0.11%     1.11%
Growth and Income Portfolio (Class B)...............    0.63%   0.25%   0.04%     0.92%
High-Yield Portfolio................................    0.49%   0.00%   0.46%     0.95%
International Portfolio.............................    0.61%   0.00%   0.34%     0.95%
AllianceBernstein International Value Portfolio.....    0.00%   0.00%   0.95%     0.95%
Money Market Portfolio (Class B)....................    0.50%   0.25%   0.15%     0.90%
Americas Government Income Portfolio................    0.61%   0.00%   0.34%     0.95%
Premier Growth Portfolio (Class B)..................    1.00%   0.25%   0.04%     1.29%
Quasar Portfolio....................................    0.82%   0.00%   0.13%     0.95%
AllianceBernstein Real Estate Investment Portfolio..    0.58%   0.00%   0.37%     0.95%
AllianceBernstein Small Cap Value Portfolio.........    0.00%   0.00%   0.95%     0.95%
Technology Portfolio (Class B)......................    1.00%   0.25%   0.08%     1.33%
Total Return Portfolio..............................    0.63%   0.00%   0.15%     0.78%
U.S. Government/High Grade Securities Portfolio.....    0.60%   0.00%   0.29%     0.89%
AllianceBernstein Utility Income Portfolio..........    0.75%   0.00%   0.27%     1.02%
AllianceBernstein Value Portfolio (Class B).........    0.00%   0.25%   0.95%     1.20%
Worldwide Privatization Portfolio...................    0.46%   0.00%   0.49%     0.95%

-------------
(1) Total annual expenses for the following portfolios before waivers and reimbursement by Alliance Capital Management L.P. for the year ended December 31, 2001, were as follows:

           Global Dollar Government Portfolio.................. 2.37%
           High-Yield Portfolio................................ 1.51%
           International Portfolio............................. 1.44%
           AllianceBernstein International Value Portfolio..... 8.41%
           Americas Government Income Portfolio................ 1.15%
           Quasar Portfolio.................................... 1.16%
           AllianceBernstein Real Estate Investment Portfolio.. 1.39%
           AllianceBernstein Small Cap Value Portfolio......... 2.65%
           AllianceBernstein Value Portfolio (Class B)......... 2.47%
           Worldwide Privatization Portfolio................... 1.65%

================================================================================
                                   EXAMPLES
================================================================================

You would pay the following maximum expenses on a $1,000 investment, assuming 5% growth:

If you surrender after:

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio...............................  $85    $140    $198     $339
Global Dollar Government Portfolio..................  $84    $137    $192     $328
Growth Portfolio (Class B)..........................  $85    $141    $199     $343
Growth and Income Portfolio (Class B)...............  $84    $136    $190     $325
High-Yield Portfolio................................  $84    $137    $192     $328
International Portfolio.............................  $84    $137    $192     $328
AllianceBernstein International Value Portfolio.....  $84    $137    $192     $328
Money Market Portfolio (Class B)....................  $83    $135    $189     $323
Americas Government Income Portfolio................  $84    $137    $192     $328
Premier Growth Portfolio (Class B)..................  $87    $147    $208     $359
Quasar Portfolio....................................  $84    $137    $192     $328
AllianceBernstein Real Estate Investment Portfolio..  $84    $137    $192     $328
AllianceBernstein Small Cap Value Portfolio.........  $84    $137    $192     $328
Technology Portfolio (Class B)......................  $88    $148    $210     $363
Total Return Portfolio..............................  $82    $132    $183     $312
U.S. Government/High Grade Securities Portfolio.....  $83    $135    $189     $322
AllianceBernstein Utility Income Portfolio..........  $85    $139    $195     $335
AllianceBernstein Value Portfolio (Class B).........  $86    $144    $204     $351
Worldwide Privatization Portfolio...................  $84    $137    $192     $328

If you annuitize or do not surrender after:

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio...............................  $31    $ 95    $163     $339
Global Dollar Government Portfolio..................  $30    $ 92    $156     $328
Growth Portfolio (Class B)..........................  $31    $ 96    $163     $343
Growth and Income Portfolio (Class B)...............  $30    $ 91    $154     $325
High-Yield Portfolio................................  $30    $ 92    $156     $328
International Portfolio.............................  $30    $ 92    $156     $328
AllianceBernstein International Value Portfolio.....  $30    $ 92    $156     $328
Money Market Portfolio (Class B)....................  $29    $ 90    $153     $323
Americas Government Income Portfolio................  $30    $ 92    $156     $328
Premier Growth Portfolio (Class B)..................  $33    $102    $172     $359
Quasar Portfolio....................................  $30    $ 92    $156     $328
AllianceBernstein Real Estate Investment Portfolio..  $30    $ 92    $156     $328
AllianceBernstein Small Cap Value Portfolio.........  $30    $ 92    $156     $328
Technology Portfolio (Class B)......................  $34    $103    $174     $363
Total Return Portfolio..............................  $28    $ 87    $147     $312
U.S. Government/High Grade Securities Portfolio.....  $29    $ 90    $153     $322
AllianceBernstein Utility Income Portfolio..........  $31    $ 94    $159     $335

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
AllianceBernstein Value Portfolio (Class B).........  $32     $99    $168     $351
Worldwide Privatization Portfolio...................  $30     $92    $156     $328

If you do not select an optional death benefit, you would pay the following expenses on a $1,000 investment, assuming 5% growth:

If you surrender after:

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio...............................  $80    $124    $171     $287
Global Dollar Government Portfolio..................  $78    $120    $165     $275
Growth Portfolio (Class B)..........................  $80    $125    $173     $290
Growth and Income Portfolio (Class B)...............  $78    $119    $163     $272
High-Yield Portfolio................................  $78    $120    $165     $275
International Portfolio.............................  $78    $120    $165     $275
AllianceBernstein International Value Portfolio.....  $78    $120    $165     $275
Money Market Portfolio (Class B)....................  $78    $119    $162     $270
Americas Government Income Portfolio................  $78    $120    $165     $275
Premier Growth Portfolio (Class B)..................  $82    $130    $181     $308
Quasar Portfolio....................................  $78    $120    $165     $275
AllianceBernstein Real Estate Investment Portfolio..  $78    $120    $165     $275
AllianceBernstein Small Cap Value Portfolio.........  $78    $120    $165     $275
Technology Portfolio (Class B)......................  $82    $131    $182     $310
Total Return Portfolio..............................  $82    $132    $183     $312
U.S. Government/High Grade Securities Portfolio.....  $78    $118    $162     $269
AllianceBernstein Utility Income Portfolio..........  $79    $122    $168     $282
AllianceBernstein Value Portfolio (Class B).........  $81    $128    $177     $299
Worldwide Privatization Portfolio...................  $78    $120    $165     $275

If you annuitize or do not surrender after:

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio...............................  $26     $79    $135     $287
Global Dollar Government Portfolio..................  $24     $75    $129     $275
Growth Portfolio (Class B)..........................  $26     $80    $137     $290
Growth and Income Portfolio (Class B)...............  $24     $75    $128     $273
High-Yield Portfolio................................  $24     $75    $129     $275
International Portfolio.............................  $24     $75    $129     $275
AllianceBernstein International Value Portfolio.....  $24     $75    $129     $275
Money Market Portfolio (Class B)....................  $24     $74    $126     $270
Americas Government Income Portfolio................  $24     $75    $129     $275
Premier Growth Portfolio (Class B)..................  $28     $85    $145     $308
Quasar Portfolio....................................  $24     $75    $129     $275
AllianceBernstein Real Estate Investment Portfolio..  $24     $75    $129     $275
AllianceBernstein Small Cap Value Portfolio.........  $24     $75    $129     $275
Technology Portfolio (Class B)......................  $28     $87    $147     $312
Total Return Portfolio..............................  $23     $70    $120     $257
U.S. Government/High Grade Securities Portfolio.....  $24     $73    $126     $269

                                                     1 Year 3 Years 5 Years 10 Years
                                                     ------ ------- ------- --------
AllianceBernstein Utility Income Portfolio..........  $25     $77    $132     $282
AllianceBernstein Value Portfolio (Class B).........  $27     $83    $141     $299
Worldwide Privatization Portfolio...................  $24     $75    $129     $275

The purpose of the tables and examples above is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The examples reflect expenses of the variable account and the portfolios, but do not reflect a deduction for premium taxes. The first set of examples assumes the maximum variable account charges in the amount of 2.01%, including all optional benefit charges and the contract maintenance fee. We converted the contract maintenance fee to a percentage using an assumed contract size of $50,000. The second set of examples reflects expenses of the variable account in the amount of 1.46%, which does not include any optional benefit charges. The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

================================================================================
                        CONDENSED FINANCIAL INFORMATION
================================================================================

Historical accumulation unit values are contained in the appendix.

================================================================================
                                 THE CONTRACT
================================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides tax deferral for your earnings, which means your earnings accumulate on a tax-deferred basis until you take money out of your contract. It also provides a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you, or another person you select as the Annuitant, begin to receive annuity payments, your annuity is in the accumulation phase. The income phase starts when we begin making annuity payments. If you die during the accumulation phase, we guarantee a death benefit to the surviving joint owner, if applicable, or to your beneficiary.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, your Contract Value during the accumulation phase will depend on their investment performance. In addition, the amount of the variable annuity payments you may receive will depend on the investment performance of the portfolios you select for the income phase.

The contract also has a fixed investment option that is part of our general account. Premium you allocate to the fixed investment option will earn interest at a fixed rate that we set. We guarantee the interest rate will never be less than 3%. Your Contract Value in the general account during the accumulation phase will depend on the total interest we credit. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

Purchasing a Contract

Premium is the money you give us as payment to buy the contract, as well as any additional money you give us to invest in the contract after you own it. The minimum initial investment for both qualified and non-qualified contracts is $2,000. You may add premium payments of $1,000 or more to your contract at any time during the accumulation phase. You can pay scheduled subsequent premium of $100 or more per month by enrolling in an automatic investment plan.

We may refuse any premium. In general, we will not issue a contract to anyone who is over age 85.

Allocation of Premium

When you purchase a contract, you will tell us how to allocate your initial premium among the investment options. We will allocate additional premium in the same way unless you tell us otherwise.

At the time of application, we must receive your initial premium at our Administrative Office before the contract will be effective. We will issue your contract and allocate your initial premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you allow us to keep it until we get all the necessary information.

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to our Administrative Office c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031. You will receive your Contract Value as of the day we receive your request, which may be more or less than the money you initially invested.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your premium. If you cancel your contract during the right to examine period, we will return to you an amount equal to your premium payments less any partial surrender.

Accumulation Units

The value of an Accumulation Unit may go up or down from day to day. When you pay a premium, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of premium allocated to a subaccount by the value of the Accumulation Unit for that subaccount. We calculate the value of an Accumulation Unit as of the close of business of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading. Except in the case of initial premium, we credit Accumulation Units to your contract at the value next calculated after we receive your premium at our Administrative Office.

The Accumulation Unit value for each portfolio will vary from one valuation period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains a detailed explanation of how Accumulation Units are valued.

Your value in any portfolio is determined by multiplying its unit value by the number of units you own. Your value within the variable investment options is the sum of your values in all the portfolios. The total value of your contract, referred to as the Contract Value, equals your value in the variable investment options plus your value in the fixed investment option.

Transfers During the Accumulation Phase

You can transfer money among the investment options by written request or by telephone. You can make twelve transfers every Contract Year without charge. There is a $10 transfer fee for each transfer over twelve in a Contract Year. Transfers as a result of dollar cost averaging or asset rebalancing are not counted against your twelve free transfers.

The minimum amount you can transfer is the lesser of $1,000 or the entire value in the investment option. You cannot make a partial transfer if, after the transfer, there would be less than $1,000 in the investment option from which the transfer is being made. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor the fund will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have procedures in place to provide reasonable assurance that telephone instructions are genuine.

We reserve the right to modify, suspend or terminate the transfer provisions at any time.

Dollar Cost Averaging

The contract has a feature that allows you to dollar cost average your allocations to the portfolios by authorizing us to make periodic allocations of Contract Value from either the money market portfolio or the fixed investment option to one or more of the other portfolios. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. It will result in the reallocation of Contract Value to one or more portfolios and these amounts will be credited at the Accumulation Unit value as of the Valuation Dates on which the exchanges are effected. The amounts exchanged from a portfolio will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lower number of units when the Accumulation Unit value is high.

To elect dollar cost averaging, your Contract Value must be at least $12,000. You must send us a completed dollar cost averaging request form, which is available from the Administrative Office. We will not consider your request unless your Contract Value is at least the required amount or the premium submitted at least $12,000.

In addition to the dollar cost averaging program described above, we also offer six-month and twelve-month dollar cost averaging programs that are available only for new premium payments of at least $12,000. Either initial premium or subsequent premium payments are eligible for these programs. You may not include existing Contract Value in the six-month or twelve-month dollar cost averaging program.

If you select either program, your premium will be allocated to the DCA account. The DCA account is a guaranteed account available for the six-month and twelve-month dollar cost averaging programs. Your contract value in the DCA account will earn interest at a rate guaranteed for six months or twelve months, as applicable, from the date we receive your new premium. The interest rate applicable to each account varies. Therefore, each premium allocation to either of these programs may earn interest at a different rate. The full amount of the premium you allocate to the DCA account will be transferred on a monthly basis over either a six-month or twelve-month period, as applicable, into portfolios you have chosen. The monthly amount transferred from the DCA account is either one-sixth or one-twelfth of the premium allocated to it depending on which program you select. You may not change the amount or frequency of transfers under either program.

The interest rate credited to the DCA account may be different from the interest rate credited to the fixed investment option. If the dollar cost averaging program is terminated, we will automatically transfer any Contract Value remaining in the DCA account to the fixed investment option. Please note that the six-month and twelve-month dollar cost averaging programs may not be available in your state. Please contact us for more information.

There is no charge for any dollar cost averaging program. In addition, your periodic transfers under a dollar cost averaging program are not counted against your twelve free transfers per Contract Year. We reserve the right to modify, suspend or terminate any dollar cost averaging program at any time. Dollar cost averaging does not guarantee profits, nor does it assure you will not have losses.

Asset Rebalancing

Once your premium has been allocated among the investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. Rebalancing may be on a monthly, quarterly, semiannual or annual basis. The minimum amount of each rebalancing is $1,000.

There is no charge for asset rebalancing. In addition, a rebalancing is not counted against your twelve free transfers each Contract Year. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

================================================================================
                              INVESTMENT OPTIONS
================================================================================

Variable Investment Options

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other business we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other business. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any of our other variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the contract. We may, from time to time, add or remove subaccounts and the corresponding portfolios. No substitution of shares of one portfolio for another will be made until you have been notified and the SEC has approved the change. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Fund and Its Portfolios

The Alliance Variable Products Series Fund, Inc. is a mutual fund registered with the SEC. It has additional portfolios that are not available under the contract.

You should carefully read the fund's prospectus before investing. The fund prospectus is attached to this prospectus and contains information regarding management of the portfolios, investment objectives, investment advisory fees, and other charges. The prospectus also discusses the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

Global Bond Portfolio -- seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. dollar and a range of foreign currencies.

Global Dollar Government Portfolio -- seeks a high level of current income and, secondarily, capital appreciation.

Growth Portfolio (Class B) -- seeks to provide long-term growth of capital. Current income is incidental to the portfolio's objective.

Growth and Income Portfolio (Class B) -- seeks reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

High-Yield Portfolio -- seeks to earn the highest level of current income without assuming undue risk by investing principally in high-yielding fixed income securities rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch or, if unrated, of comparable quality.

International Portfolio -- seeks to obtain a total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established non-U.S. companies (or companies incorporated outside the U.S.), companies participating in foreign economies with prospects for growth, and foreign government securities.

AllianceBernstein International Value Portfolio -- seeks long-term growth of capital by investing primarily in a diversified portfolio of non-U.S. equity securities with an emphasis on companies that the adviser believes are undervalued.

Money Market Portfolio (Class B) -- seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

Americas Government Income Portfolio -- seeks the highest level of current income, consistent with what Alliance considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada or Mexico, their political subdivisions (including Canadian Provinces, but excluding states of the United States), agencies, instrumentalities or authorities.

Premier Growth Portfolio (Class B) -- seeks growth of capital by pursuing aggressive investment policies.

Quasar Portfolio -- seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the portfolio's objective.

AllianceBernstein Real Estate Investment Portfolio -- seeks total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

AllianceBernstein Small Cap Value Portfolio -- seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with small market capitalizations with an emphasis on companies that the adviser believes are undervalued.

Technology Portfolio (Class B) -- seeks growth of capital. Current income is incidental to the portfolio's objective.

Total Return Portfolio -- seeks to achieve a high return through a combination of current income and capital appreciation.

U.S. Government/High Grade Securities Portfolio -- seeks high current income consistent with preservation of capital.

AllianceBernstein Utility Income Portfolio -- seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry.

AllianceBernstein Value Portfolio (Class B) -- seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively large market capitalizations that the adviser believes are undervalued.

Worldwide Privatization Portfolio -- seeks long-term capital appreciation.

Alliance Capital Management L.P. may compensate us for providing administrative services in connection with the portfolios that are offered under the contract. Such compensation is paid from its assets.

Fixed Investment Option

Premium you allocate to the fixed investment option is guaranteed and goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of owners like you, as well as claims made by our other creditors.

We credit money allocated to the fixed investment option with interest on a daily basis at the guaranteed rate then in effect. The rate of interest to be credited to the general account is determined wholly within our discretion. However, the rate will not be changed more than once per year. The interest rate will never be less than 3%.

If you allocate premium to the fixed investment option, the fixed portion of your Contract Value during the accumulation phase will depend on the total interest we credit to your contract. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

We reserve the right to delay any payment from the general account for up to six months from the date we receive the request at our Administrative Office, as permitted by law.

================================================================================
                            CHARGES AND DEDUCTIONS
================================================================================

Insurance Charges

Each day, we deduct insurance charges from your Contract Value. This is done as part of our calculation of the value of Accumulation Units during the accumulation phase and of Annuity Units during the income phase. The insurance charges are the mortality and expense risk charge, the administrative charge, and the charges for the optional death benefits described under "Death Benefit."

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the daily value of the variable portion of your contract. We will not increase this charge. It compensates us for assuming the risks associated with our obligations to make annuity payments, provide the death benefit, and cover the cost of administering the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Administrative Charge

The administrative charge is equal, on an annual basis, to 0.15% of the daily value of the variable portion of your contract. It compensates us for our administrative expenses, which include preparing the contract, confirmations and statements, and maintaining contract records. If this charge is not enough to cover the costs of administering the contract, we will bear the loss.

Optional Death Benefit Charges

If you elect an optional death benefit, we will calculate and deduct a charge against the assets in the variable account equal to an annual charge as shown below.

                         Annual Ratchet Plan..... 0.10%

                         Equity Assurance Plan
                           Attained Age 0-59..... 0.07%
                           Attained Age 60+...... 0.20%

                         Estate Benefit Payment.. 0.20%

                         Accidental Death Benefit 0.05%

Surrender Charge

If you surrender your contract prior to the Annuity Date during the first seven years after a premium payment, we will assess a surrender charge as a percentage of premium withdrawn as shown below:

                                 Premium Year
                             --------------------
                             1   2   3   4   5   6   7   Thereafter
                             --  --  --  --  --  --  --  ----------
            Surrender Charge 6%  6%  5%  5%  4%  3%  2%     None

For purposes of calculating the surrender charge, we treat surrenders as coming from the oldest premiums first (i.e., first-in, first-out). However, we will not assess a surrender charge on that portion of a surrender equal to the greater of:

    (1) the Contract Value less premium paid, or

    (2) up to 10% of premium paid, less the amount of any prior surrender.

You will not receive the benefit of this "free withdrawal amount" if you participate in the systematic withdrawal program. If you make a partial surrender, we will deduct the surrender charge, if any, pro rata from the remaining value in your contract. If insufficient value remains in your contract, then we will deduct the surrender charge from the amount you are to receive as a result of your surrender request. Likewise, we will deduct a surrender charge on a full surrender from the amount you are to receive.

Contract Maintenance Fee

During the accumulation phase, we will deduct a contract maintenance fee of $30 from your contract on each Contract Anniversary. We will not increase this fee. It compensates us for the expenses incurred to establish and maintain your contract. If you surrender the entire value of your contract, the contract maintenance fee will be deducted prior to the surrender. During the income phase, we will prorate the contract maintenance fee and deduct it from the annuity payments.

We do not deduct the contract maintenance fee if your Contract Value is $50,000 or more when the deduction is to be made.

Premium Taxes

We will deduct from your Contract Value any premium tax imposed by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 3.5% of premiums paid. These taxes are due either when premium is paid or when annuity payments begin. It is our current practice to charge you for these taxes when annuity payments begin or if you surrender the contract in full. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Income Taxes

Although we do not currently deduct any charges for income taxes attributable to your contract, we reserve the right to do so in the future.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the Alliance Variable Products Series Fund, Inc. and are summarized in the fee table.

Reduction or Elimination of Certain Charges and Additional Amounts Credited

We may reduce or eliminate the surrender charge or the administrative charge or change the minimum premium requirement when the contract is sold to groups of individuals under circumstances that reduce our sales expenses. We will determine the eligibility of such groups by considering factors such as:

    (1) the size of the group;

    (2) the total amount of premium we expect to receive from the group;

    (3) the nature of the purchase and the persistency we expect in that group;

    (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and

    (5) any other circumstances that we believe are relevant in determining whether reduced sales expenses may be expected.

We may also waive or reduce the surrender charge and/or contract maintenance fee in connection with contracts sold to employees, employees of affiliates, registered representatives, employees of broker-dealers which have a current selling agreement with us, and immediate family members of those persons. Any reduction or waiver may be withdrawn or modified by us.

================================================================================
                             ACCESS TO YOUR MONEY
================================================================================

Generally

Contract Value is available in the following ways:

    . by surrendering all or part of your Contract Value during the accumulation phase;

    .   by receiving annuity payments during the income phase;

    .   when we pay a death benefit.

Generally, surrenders are subject to a surrender charge, a contract maintenance fee and, if it is a full surrender, premium taxes. Surrenders may also be subject to income tax and a penalty tax.

To make a surrender you must send a complete and detailed written request to our Administrative Office. We will calculate your surrender as of the close of business of the NYSE at the value next determined after we receive your request. To surrender your entire Contract Value, you must also send us your contract.

Under most circumstances, partial surrenders must be for a minimum of $500. We require that your Contract Value be at least $2,000 after the partial surrender. If the Contract Value would be less than $2,000 as a result of a partial surrender, we may cancel the contract. Unless you provide us with different instructions, partial surrenders will be made pro rata from each investment option in which your contract is invested.

We may be required to suspend or postpone the payment of a surrender for an undetermined period of time when:

    . the NYSE is closed (other than a customary weekend and holiday closings);

    .   trading on the NYSE is restricted;

    . an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;

    .   the SEC, by order, so permits for the protection of owners.

Systematic Withdrawal Program

The systematic withdrawal program allows you to make regularly scheduled withdrawals from your Contract Value of at least $200 each on a monthly, quarterly, semiannual, or annual basis. In order to initiate the program, your Contract Value must be at least $24,000. A maximum of 10% of your Contract Value may be withdrawn in a Contract Year.

Surrender charges are not imposed on withdrawals under this program, nor is there any charge for participating in this program. You may not elect this program if you have made a partial surrender earlier in the same Contract Year. In addition, the free withdrawal amount is not available in connection with partial surrenders you make while participating in the systematic withdrawal program.

You will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

Systematic withdrawals will begin on the first scheduled withdrawal date selected by you following the date we process your request. In the event that your value in a specified portfolio or the fixed investment option is not sufficient to make a withdrawal or if your request for systematic withdrawal does not specify the investment options from which to deduct withdrawals, withdrawals will be deducted pro rata from your Contract Value in each portfolio and the fixed investment option.

You may cancel the systematic withdrawal program at any time by written request. It will be cancelled automatically if your Contract Value falls below $1,000. In the event the systematic withdrawal program is canceled, you may not elect to participate in the program again until the next Contract Anniversary.

If your contract is issued in connection with an individual retirement annuity or 403(b) Plan, you are cautioned that your rights to implement a systematic withdrawal program may be subject to the terms and conditions of your plan, regardless of the terms and conditions of your contract. Moreover, implementation of the systematic withdrawal program may subject you to adverse tax consequences, including a 10% tax penalty if you are under age 59 1/2. See "Taxes" for a discussion of the various tax consequences.

For information, including the necessary enrollment form, please check with our Administrative Office. We reserve the right to modify, suspend or terminate this program at any time.

================================================================================
                               ANNUITY PAYMENTS
================================================================================

Generally

Beginning on the Annuity Date, the Annuitant will receive monthly annuity payments. You may choose annuity payments that are fixed, variable or a combination of fixed and variable.

You select the Annuity Date, which must be the first day of a month and must be at least one year after we issue your contract. You may change the Annuity Date at least 30 days before payments are to begin. However, annuity payments must begin by the first day of the month following the Annuitant's 90th birthday. Certain states may require that annuity payments begin prior to such date and we must comply with those requirements.

You may change the Annuitant at any time prior to the Annuity Date. If you are not the Annuitant and the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

Annuity Options

The contract offers the three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. If you do not choose an annuity option, we will make annuity payments in accordance with option 2. However, if the annuity payments are for joint lives, we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. In addition, if your annuity payments would be less than $100 per month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100.

Option 1 -- Life Income

Under this option, we will make monthly annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 -- Life Income With 10 Year Guarantee

Under this option, we will make monthly annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a period you select of at least 10 years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 -- Joint and Last Survivor Annuity

Under this option, we will make monthly annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive.

Variable Annuity Payments

If you choose to have any portion of your annuity payments based on the variable investment options, the amount of your payments will depend upon:

    .   your Contract Value in the portfolios on the Annuity Date;

    . the 5% assumed investment rate used in the annuity table for the contract;

    .   the performance of the portfolios you selected;

    .   the annuity option you selected.

If the actual performance exceeds the 5% assumed rate, the annuity payments will increase. Similarly, if the actual rate is less than 5%, the annuity payments will decrease. The SAI contains more information.

Transfers During Income Phase

Transfers during the income phase are subject to the same limitations as transfers during the accumulation phase. See "The Contract -- Transfers During Accumulation Phase." However, you may only make one transfer each month and you may only transfer money among the variable investment options. You may not transfer money from the fixed investment option to the variable investment options or from the variable investment options to the fixed investment option.

Deferment of Payments

We may defer making fixed annuity payments for up to six months subject to state law. We will credit interest to you during the deferral period.

================================================================================
                                 DEATH BENEFIT
================================================================================

Death of Owner Before the Annuity Date

If you die before the Annuity Date and the contract is jointly owned, the death benefit is payable to the surviving joint owner. If you die before the Annuity Date and there is no surviving joint owner, the death benefit is payable to the beneficiary. We will determine the value of the death benefit as of the date we receive proof of death in a form acceptable to us. If ownership is changed from one natural person to another natural person, the death benefit will equal the Contract Value. If the surviving joint owner, if any, or designated beneficiary is your spouse, he or she can elect to continue the contract and become the owner. We determine the amount of the death benefit based on the death benefit option you select at the time of application, if any, and calculate it in accordance with the terms of that option as described below. The amount of the death benefit will never be less than the traditional death benefit. If you select both the annual ratchet plan and the equity assurance plan, the death benefit will be the greatest of the traditional death benefit, the annual ratchet plan, or the equity assurance plan. The estate benefit payment and/or the accidental death benefit, as applicable, will be paid in addition to any other benefit. Not all death benefit options may be available in all states.

Traditional Death Benefit

Under the traditional death benefit, we will pay the amount equal to the greatest of:

    (1) the Contract Value;

    (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

    (3) the greatest Contract Value at any seventh Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The traditional death benefit will be paid unless you specify otherwise.

Optional Death Benefits

Annual Ratchet Plan.  We will pay a death benefit equal to the greatest of:

    (1) the Contract Value;

    (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

    (3) the greatest Contract Value at any Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The annual ratchet plan will be in effect if:

    (1) you select it on your application; and

    (2) the charge for the annual ratchet plan is shown in your contract.

The annual ratchet plan will cease to be in effect when we receive your written request to discontinue it.

Equity Assurance Plan.  We will pay a death benefit equal to the greatest of:

    (1) the Contract Value;

    (2) the greatest Contract Value at any seventh Contract Anniversary, plus any premium subsequent to the Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender; or

    (3) an amount equal to (a) plus (b) where:

       (a) is equal to the total of all premium paid on or before the first Contract Anniversary following your 85th birthday, adjusted for surrenders as described below and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each premium to the earlier of the date of death or the first Contract Anniversary following your 85th birthday:

           . 0% per annum if death occurs during the 1st through 24th month from the date of premium payment;

           . 2% per annum if death occurs during the 25th through 48th month from the date of premium payment;

           . 4% per annum if death occurs during the 49th through 72nd month from the date of premium payment;

           . 6% per annum if death occurs during the 73rd through 96th month from the date of premium payment;

           . 8% per annum if death occurs during the 97th through 120th month from the date of premium payment;

           . 10% per annum (for a maximum of 10 years) if death occurs more than 120 months from the date of premium payment; and

       (b) is equal to all premium paid after the first Contract Anniversary following your 85th birthday, adjusted for surrenders as described below.

In determining the death benefit, for each surrender we will make a proportionate reduction to each premium paid prior to the surrender. The proportion is determined by dividing the amount of the Contract Value surrendered by the Contract Value immediately prior to the surrender.

The equity assurance plan, which we only issue up to age 75, will be in effect if:

    (1) you select it on your application; and

    (2) the charge for the equity assurance plan is shown in your contract.

The equity assurance plan will cease to be in effect when we receive your written request to discontinue it or upon the allocation of Contract Value to either the money market portfolio or fixed investment option unless such allocation is made as part of dollar cost averaging.

Estate Benefit Payment. If you select the estate benefit payment, we will pay it in addition to any other death benefit in effect at the time of your death. If selected, we will increase the death benefit otherwise payable upon your death by the amount of the estate benefit payment determined as follows:

    . If you are age 60 or younger on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 70% of net premium or (b) 70% of the Contract Value less net premium.

    . If you are between ages 61 and 70 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 50% of net premium or (b) 50% of the Contract Value less net premium.

    . If you are between ages 71 and 80 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 30% of net premium or (b) 30% of the Contract Value less net premium.

If upon your death your spouse elects to continue the contract in his or her name, the spouse's age as of the date of your death will be the age we use to determine the amount of estate benefit payment payable upon the spouse's death. The estate benefit payment will not be available if your spouse is older than 80 as of the date of your death.

Net premium is equal to the total of all premium paid after adjusting each premium for surrenders. We adjust each premium by making a proportionate reduction from the amount of the premium prior to the surrender. We determine the proportion by dividing the amount of the Contract Value surrendered by the Contract Value immediately prior to each surrender.

The estate benefit payment will be in effect if:

    (1) you select it on your application; and

    (2) the charge for the estate benefit payment is shown in your contract.

The estate benefit payment will cease to be in effect when we receive your written request to discontinue it.

Accidental Death Benefit.   If you select the accidental death benefit at the
time of application, we will pay it in addition to any other death benefit in effect at the time of your death. The accidental death benefit is not available if the contract is used in connection with an individual retirement annuity. If selected at the time of application, the accidental death benefit payable under this option will be equal to the lesser of:

    (1) the Contract Value as of the date the death benefit is determined; or

    (2) $250,000.

The accidental death benefit is payable if you die as a result of injury prior to the Contract Anniversary following your 75th birthday. The death must also occur before the Annuity Date and within 365 days of the date of the accident that caused the injury. The accidental death benefit does not apply to the death of a surviving joint owner.

The accidental death benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

    . suicide or attempted suicide, while sane or insane, or intentionally self-inflicted injuries;

    . sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;

    .   hernia;

    . injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if you are a passenger on any aircraft licensed for the transportation of passengers;

    .   declared or undeclared war or any act thereof; or

    .   service in the military, naval or air service of any country.

The accidental death benefit will be in effect if:

    (1) you select it on your application; and

    (2) the charge for the accidental death benefit is shown in your contract.

The accidental death benefit will cease to be in effect upon the Contract Anniversary following your 75th birthday or when we receive your written request to discontinue it.

Payment to Surviving Joint Owner or Beneficiary

Upon your death if prior to the Annuity Date, the surviving joint owner or the beneficiary, as applicable, may elect the death benefit to be paid as follows:

    (1) payment of the entire death benefit within five years of the date of your death; or

    (2) payment over the recipient's lifetime with distribution beginning within one year of your date of death.

If no payment option is elected within sixty days of our receipt of proof of your death, a single sum settlement will be made at the end of the sixty-day period following such receipt. Upon payment of a death benefit, the contract will end.

Death of Owner After the Annuity Date

If you are not the Annuitant, and if your death occurs on or after the Annuity Date, no death benefit will be payable under the contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death. If the contract is not owned by an individual, the Annuitant will be treated as the owner and any change of the named Annuitant will be treated as if the owner died.

Death of Annuitant

Before the Annuity Date

If you are not the Annuitant, and if the Annuitant dies before the Annuity Date, you may name a new Annuitant. If you do not name a new Annuitant within sixty days after we are notified of the Annuitant's death, we will deem you to be the new Annuitant.

After the Annuity Date

If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death. If you were not the Annuitant and no beneficiary survives the Annuitant, we will pay any remaining benefit to you.

================================================================================
                                  PERFORMANCE
================================================================================

Occasionally, we may advertise certain performance information for one or more subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

When we advertise the average annual total return of a subaccount, it will be calculated for one, five, and ten year periods or, where a subaccount has been in existence for a period of less than one, five, or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a subaccount at the beginning of the relevant period to the value of the investment at the end of the period. It assumes the deduction of any surrender charge that would be payable if the contract was surrendered at the end of the period. Then the average annual compounded rate of return is calculated to produce the value of the investment at the end of the period. We may simultaneously present returns that do not reflect all of the contract charges or assume a surrender and, therefore, do not deduct a surrender charge.

When we advertise the yield of a subaccount we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

When we advertise the performance of the money market subaccount we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying portfolio level because it is reduced by all contract charges except optional benefit charges (i.e., surrender charge, mortality and expense risk charge, administrative charge, and contract maintenance fee). Similarly, yield and effective yield at the variable account level are lower than at the portfolio level because they are also reduced by all contract charges except optional benefit charges.

Performance information for a subaccount may be compared to:

    (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

    (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

    (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

    (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

================================================================================
                                     TAXES
================================================================================

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the fund, please see the accompanying fund prospectus. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified, as explained below.

If you do not purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a non-qualified contract. If you purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a qualified contract.

Tax Treatment of Distributions -- Non-Qualified Contracts

If you make a withdrawal from a non-qualified contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of premium, until all gain has been withdrawn. For annuity payments, any portion of each payment that is considered a return of your premium will not be taxed. There is a 10% tax penalty on any taxable amount you receive unless the amount received is paid:

    (1) after you reach age 59 1/2;

    (2) to your beneficiary after you die;

    (3) after you become disabled;

    (4) as part of a series of substantially equal periodic payments made at least annually over the life or life expectancy of the owner, or the joint life expectancies of the owner and the beneficiary, provided such payments are made for the longer of five years or until the owner reaches age 59 1/2, and the distribution method is not changed during that time; or

    (5) under an immediate annuity.

Distributions under the contract, including withdrawals, full surrenders, payments upon death, and annuity payments, are subject to tax as ordinary income when received.

Assignments

If you assign all or part of the contract as collateral for a loan, the part assigned will be treated as a withdrawal taxable as ordinary income to the extent there is gain in the contract. Please consult your tax adviser prior to making an assignment of the contract.

Gifts of Contracts

If you transfer a contract for less than full consideration, such as by gift, you will generally trigger tax on the gain in the contract. This rule does not apply to those transfers between spouses or incident to divorce.

Contracts Owned by Non-Natural Persons

If the contract is held by a non-natural person (for example, a corporation or trust), the contract is generally not treated as an annuity contract for federal income tax purposes, and the income on the contract (generally the excess of the Contract Value over the premium) is includible in income each year. The rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person, and in other limited circumstances.

Distribution at Death Rules

Upon the death of the first owner of the contract to die, certain rules apply:

    . If the owner dies on or after the Annuity Date, and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as quickly as the method in effect on the owner's death.

    . If the owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death.

    . If the beneficiary is a natural person, the interest may be annuitized over the life of that individual or over a period not extending beyond the life expectancy of that individual, so long as distributions commence within one year after the date of death.

    . If the beneficiary is the spouse of the owner, the contract may be continued in the name of the spouse as owner.

    . If the owner is not an individual, the death of the "primary annuitant" (as defined under the Code) is treated as the death of the owner. In addition, when the owner is not an individual, a change in the primary annuitant is treated as the death of the owner.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Tax Treatment of Distributions -- Qualified Contracts

If you purchase your contract under a tax-favored retirement plan or account, your contract is referred to as a qualified contract. Examples of qualified plans or accounts are:

    .   Individual Retirement Annuities ("IRAs");

    .   Roth IRAs;

    . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

    .   Keogh Plans; and

    . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Withdrawals in General

Generally, with the exception of a Roth IRA, you have not paid any taxes on the premium used to buy a qualified contract or on any earnings. Therefore, any amount you take out as a withdrawal or as annuity payments will be taxable income. In addition, a 10% tax penalty may apply to the taxable part of a withdrawal received before age 59 1/2. Limited exceptions are provided, such as where amounts are paid in the form of a qualified life annuity, upon death or disability of the employee, to pay certain medical expenses, or, in some cases, upon separation from service on or after age 55.

Individual Retirement Annuities

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Certain distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA, provided certain conditions are met. Most IRAs cannot accept contributions after the owner reaches 70 1/2, and must also begin required distributions at that age. Sales of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract. Contracts offered by this prospectus in connection with an IRA are not available in all states. The accidental death benefit is not available under a contract issued in connection with an IRA.

Roth IRAs

Code Section 408A provides special rules for "Roth IRAs." The basic distinction between a Roth IRA and a traditional IRA is that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are not includible in gross income for federal income tax purposes. Other differences include the ability to make contributions to a Roth IRA after age 70 1/2 and to defer distributions beyond age 70 1/2. Taxpayers whose adjusted gross incomes exceed certain levels are not eligible for Roth IRAs.

403(b) Plans

The contracts are also available for use in connection with a previously established 403(b) plan. Code Section 403(b) imposes certain restrictions on your ability to surrender and make partial withdrawals from a contract used in connection with a 403(b) Plan, if attributable to premium paid under a salary reduction agreement. Specifically, an owner may surrender the contract or make a partial withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled, or (b) in the case of hardship. In the case of hardship, only an amount equal to the premium paid may be withdrawn. 403(b) Plans are subject to additional requirements, including eligibility, limits on contributions, minimum distributions, and nondiscrimination requirements applicable to the employer. In particular, distributions generally must commence by April 1 of the calendar year following the later of the year in which the employee (a) attains age 70 1/2, or (b) retires. Owners and their employers are responsible for compliance with these rules. Contracts offered by this prospectus in connection with a 403(b) Plan are not available in all states.

Rollovers

Distributions from a 401(a) qualified plan or 403(b) plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) plan or IRA. For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. A prospective owner considering use of the contract in connection with a rollover should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) plans, and IRAs.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as an annuity contract for tax purposes. We believe that the portfolios are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the portfolios. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the portfolios. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

Treatment of Optional Death Benefits

We believe that the optional death benefits available under the contract are part of the annuity contract since these benefits provide investment protection to you. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional death benefits are not part of the annuity contract. In such a case, charges against the variable account value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from the premium for the contract would not be deductible in the case of a qualified contract and would not be included in the investment in the contract in the case of a non-qualified contract. Under qualified contracts, the Internal Revenue Service may treat certain optional death benefits as exceeding the allowable limits for incidental death benefits or as violating the rule against providing life insurance within an IRA. This contract offers death benefits that may exceed the greater of the premiums paid or the contract value. If the Internal Revenue Service determines that these benefits constitute life insurance and does not apply such determination on a prospective basis, then your contract may not qualify as an IRA. You should consult with a competent tax adviser with regard to the suitability of optional death benefits under a qualified plan.

Withholding

We are required to withhold federal income taxes on withdrawals, lump sum distributions, and annuity payments that include taxable income unless the payee elects to not have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For lump-sum distributions or withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient to discharge your tax liability.

================================================================================
                               OTHER INFORMATION
================================================================================

AIG Life Insurance Company

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to AIG by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, nor do the ratings comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes both individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts. The individual and group contracts described in this prospectus are identical except that the individual contract is issued directly to the individual owner. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, either as the owner of an individual contract or as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to an individual contract or to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Annuity Date, you hold a voting interest in each portfolio in whose corresponding subaccount you have Contract Value. We determine the number of portfolio shares that are attributable to you by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. After the Annuity Date, we determine the number of portfolio shares that are attributable to you by dividing the reserve maintained in a particular portfolio to meet the obligations under the contract by the net asset value of one portfolio share. The number of votes that you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the fixed investment option.

Administration of the Contract

While we have primary responsibility for all administration of the contract and the variable account, we have retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. These administrative services include issuance of the contract and maintenance of owner records. DVFS serves as the administrator to various insurance companies offering variable annuity contracts and variable life insurance policies.

Legal Proceedings

There are no pending legal proceedings that, in our judgment, are material with respect to the variable account.

================================================================================
                             FINANCIAL STATEMENTS
================================================================================

================================================================================
                     APPENDIX [TO BE UPDATED By Amendment]
================================================================================

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*

         (for an Accumulation Unit outstanding throughout the period)

                                           2001          2000          1999          1998         1997
                                       ------------- ------------- ------------- ------------ ------------
ALLIANCE VARIABLE PRODUCTS
 SERIES FUND, INC.
GLOBAL BOND PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         13.66         13.69         14.79        13.14        13.24
       End of Period..................         13.43         13.66         13.69        14.79        13.14
    Accum Units o/s @ end of period...    644,219.96    536,432.90    607,165.47   643,678.64   708,242.42
GLOBAL DOLLAR GOVERNMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         17.55         15.60         12.55        16.25        14.56
       End of Period..................         18.92         17.55         15.60        12.55        16.25
    Accum Units o/s @ end of period...    477,157.98    417,248.95    532,628.44   636,568.44   714,986.09
GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         31.08         38.20         28.81        22.70        17.70
       End of Period..................         23.45         31.08         38.20        28.81        22.70
    Accum Units o/s @ end of period...  7,309,996.91  9,249,411.34  9,548,163.15 8,904,664.35 8,054,584.57
GROWTH & INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         35.69         31.78         28.94        24.27        19.11
       End of Period..................         35.32         35.69         31.78        28.94        24.27
    Accum Units o/s @ end of period... 11,231,684.75 11,974,779.78 12,326,350.55 9,476,753.38 7,258,107.19
HIGH-YIELD PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............          8.79          9.40          9.78        10.30          N/A
       End of Period..................          8.93          8.79          9.40         9.78        10.30
    Accum Units o/s @ end of period...  3,170,428.79  2,199,740.81  2,178,459.79 1,476,993.82   106,671.96
INTERNATIONAL PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         15.22         19.26         13.93        12.50        12.26
       End of Period..................         11.65         15.22         19.26        13.93        12.50
    Accum Units o/s @ end of period...  4,256,222.36  4,285,660.01  3,403,423.52 3,645,458.54 3,700,183.10
ALLIANCEBERNSTEIN
 INTERNATIONAL VALUE
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
MONEY MARKET PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         12.69         12.15         11.77        11.37        10.97
       End of Period..................         12.96         12.69         12.15        11.77        11.37
    Accum Units o/s @ end of period...  6,134,815.43  7,745,515.60  7,969,839.42 7,257,274.05 4,291,499.61

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued


                                           2001             2000          1999          1998             1997
                                       -------------    ------------- ------------- -------------    ------------
AMERICAS GOVERNMENT
 INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
PREMIER GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         36.38            44.22         33.89         23.22           17.59
       End of Period..................         29.70            36.38         44.22         33.89           23.22
    Accum Units o/s @ end of period... 12,017,393.03    14,573,794.49 13,968,927.64 10,004,043.81    6,662.866.85
QUASAR PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         12.46            13.45         11.65         12.37           10.58
       End of Period..................         10.72            12.46         13.45         11.65           12.37
    Accum Units o/s @ end of period...  5,098,525.15     5,129,672.13  5,239,451.80  5,595,694.29    3,991,205.09
ALLIANCEBERNSTEIN REAL
 ESTATE INVESTMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         11.35             9.09          9.71         12.16             N/A
       End of Period..................         12.40            11.35          9.09          9.71           12.16
    Accum Units o/s @ end of period...  1,716,032.29     1,351,325.43  1,173,826.98  1,323,433.94      936,389.36
ALLIANCEBERNSTEIN SMALL
 CAP VALUE PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
TECHNOLOGY PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         24.77            32.00         18.47         11.43           10.89
       End of Period..................         18.26            24.77         32.00         18.47           11.43
    Accum Units o/s @ end of period...  8,743,308.66    11,058,564.75  8,948,085.57  5,670,473.44    4,818,385.19
TOTAL RETURN PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         21.48            19.35         18.42         15.97           13.37
       End of Period..................         21.66            21.48         19.35         18.42           15.97
    Accum Units o/s @ end of period...  6,989,487.68     3,514,022.78  3,271,109.60  2,427,810.67    1,780,440.77
U.S. GOVERNMENT/HIGH GRADE
 SECURITIES PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         13.49            12.32         12.80         12.00           11.20
       End of Period..................         14.35            13.49         12.32         12.80           12.00
    Accum Units o/s @ end of period...  6,387,464.57     3,686,407.51  4,082,327.72  3,516,324.78    2,190,735.81
ALLIANCEBERNSTEIN UTILITY
 INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............         24.64            22.42         19.04         15.58           12.57
       End of Period..................         18.83            24.64         22.42         19.04           15.58
    Accum Units o/s @ end of period...  2,898,031.19     2,067,949.10  1,646,240.96  1,379,682.64      910,470.43

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued


                                           2001            2000            1999            1998            1997
                                       ------------    ------------    ------------    ------------    ------------
ALLIANCEBERNSTEIN VALUE
 PORTFOLIO (CLASS B)
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
WORLDWIDE PRIVATIZATION
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        18.22           24.00           15.32           14.02           12.84
       End of Period..................        14.86           18.22           24.00           15.32           14.02
    Accum Units o/s @ end of period... 2,067,502.81    2,498,271.77    2,092,530.42    2,399,048.01    2,391,217.59

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued


                                           1996         1995        1994      1993      1992
                                       ------------ ------------ ---------- --------- --------
ALLIANCE VARIABLE PRODUCTS SERIES
 FUND, INC.
GLOBAL BOND PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        12.64        10.28      11.00      9.96    10.00
       End of Period..................        13.24        12.64      10.28     11.00     9.96
    Accum Units o/s @ end of period...   579,082.99   213,886.71  85,875.16 18,846.45 5,444.00
GLOBAL DOLLAR GOVERNMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.82         9.74      10.00       N/A      N/A
       End of Period..................        14.56        11.82       9.74       N/A      N/A
    Accum Units o/s @ end of period...   469,801.08   238,452.60  69,320.82       N/A      N/A
GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        13.97        10.48      10.00       N/A      N/A
       End of Period..................        17.70        13.97      10.48       N/A      N/A
    Accum Units o/s @ end of period... 5,856,812.02 2,215,092.12 467,688.06       N/A      N/A
GROWTH & INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        15.62        11.67      11.88     10.78    10.00
       End of Period..................        19.11        15.62      11.67     11.88    10.78
    Accum Units o/s @ end of period... 4,509,118.40 1,554,549.81 438,680.32 28,041.82   800.00
HIGH YIELD PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............          N/A          N/A        N/A       N/A      N/A
       End of Period..................          N/A          N/A        N/A       N/A      N/A
    Accum Units o/s @ end of period...          N/A          N/A        N/A       N/A      N/A
INTERNATIONAL PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.60        10.71      10.17     10.00      N/A
       End of Period..................        12.26        11.60      10.71     10.17      N/A
    Accum Units o/s @ end of period... 2,718,751.84   981,260.91 447,407.41 21,717.14      N/A
ALLIANCEBERNSTEIN INTERNATIONAL
 VALUE PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
MONEY MARKET PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.63        10.26      10.08     10.00      N/A
       End of Period..................        10.97        10.63      10.26     10.08      N/A
    Accum Units o/s @ end of period... 4,320,223.01 1,856,020.37 431,319.86  8,487.20      N/A
AMERICAS GOVERNMENT INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued

                                           1996         1995        1994      1993      1992
                                       ------------ ------------ ---------- --------- --------
PREMIER GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        14.54        10.15      11.13     10.00    10.00
       End of Period..................        17.59        14.54      10.15     11.13    10.00
    Accum Units o/s @ end of period... 3,971,452.13 1,252,211.18 223,550.22 35,271.53 2,081.43
QUASAR PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.00          N/A        N/A       N/A      N/A
       End of Period..................        10.58          N/A        N/A       N/A      N/A
    Accum Units o/s @ end of period...   649,902.74          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN REAL ESTATE
 INVESTMENT PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............          N/A          N/A        N/A       N/A      N/A
       End of Period..................          N/A          N/A        N/A       N/A      N/A
    Accum Units o/s @ end of period...          N/A          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN SMALL CAP VALUE
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...
TECHNOLOGY PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.00          N/A        N/A       N/A      N/A
       End of Period..................        10.89          N/A        N/A       N/A      N/A
    Accum Units o/s @ end of period... 2,127,691.68          N/A        N/A       N/A      N/A
TOTAL RETURN PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.78         9.65      10.00       N/A      N/A
       End of Period..................        13.37        11.78       9.65       N/A      N/A
    Accum Units o/s @ end of period... 1,155,818.92   328,256.04  34,684.53       N/A      N/A
U.S. GOVERNMENT/HIGH GRADE SECURITIES
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.07         9.42       9.95     10.00      N/A
       End of Period..................        11.20        11.07       9.42      9.95      N/A
    Accum Units o/s @ end of period... 1,838,415.41   914,988.76 320,574.64 41,210.45      N/A
ALLIANCEBERNSTEIN UTILITY INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.82         9.87      10.00       N/A      N/A
       End of Period..................        12.57        11.82       9.87       N/A      N/A
    Accum Units o/s @ end of period...   812,579.02   358,005.39 111,604.02       N/A      N/A
ALLIANCEBERNSTEIN VALUE PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............
       End of Period..................
    Accum Units o/s @ end of period...

                        CONDENSED FINANCIAL INFORMATION
                           ACCUMULATION UNIT VALUES*
    (for an Accumulation Unit outstanding throughout the period)--continued


                                           1996        1995       1994    1993 1992
                                       ------------ ---------- ---------- ---- ----
WORLDWIDE PRIVATIZATION PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.99      10.05      10.00 N/A  N/A
       End of Period..................        12.84      10.99      10.05 N/A  N/A
    Accum Units o/s @ end of period... 1,135,168.22 394,704.27 105,674.08 N/A  N/A

-------------
*   Funds were first invested in the Portfolios as listed below:

Global Bond Portfolio                                    July 15, 1991
Global Dollar Government Portfolio                        May 2, 1994
Growth Portfolio                                      September 15, 1994
Growth and Income Portfolio                            January 14, 1991
High-Yield Portfolio                                   October 27, 1997
International Portfolio                                December 28, 1992
AllianceBernstein International Value Portfolio
Money Market Portfolio                                 December 4, 1992
Americas Government Income Portfolio
Premier Growth Portfolio                                 June 26, 1992
Quasar Portfolio                                        August 5, 1996
AllianceBernstein Real Estate Investment Portfolio      January 9, 1997
Short-Term Multi-Market Portfolio                      November 28, 1990
Technology Portfolio                                   January 11, 1996
Total Return Portfolio                                 December 28, 1992
U.S. Government/High Grade Securities Portfolio       September 17, 1992
AllianceBernstein Utility Income Portfolio               May 10, 1994
AllianceBernstein Value Portfolio
AllianceBernstein Small Cap Value Portfolio
Worldwide Privatization Portfolio                     September 23, 1994

================================================================================
                             TABLE OF CONTENTS OF
                    THE STATEMENT OF ADDITIONAL INFORMATION
================================================================================

GENERAL INFORMATION................................................... 3
  AIG Life Insurance Company.......................................... 3
  Independent Accountants............................................. 3
  Distributor......................................................... 3
  Potential Conflicts................................................. 3

CALCULATION OF PERFORMANCE DATA....................................... 3
  Yield and Effective Yield Quotations for the Money Market Subaccount 3
  Yield Quotations for Other Subaccounts.............................. 4
  Standardized Performance Data....................................... 4
  Non-Standardized Performance Data................................... 5
  Tax Deferred Accumulation........................................... 8

ANNUITY PROVISIONS.................................................... 9
  Variable Annuity Payments........................................... 9
  Annuity Unit Value.................................................. 9
  Net Investment Factor............................................... 9
  Additional Provisions............................................... 10

FINANCIAL STATEMENTS..................................................

                       STATEMENT OF ADDITIONAL INFORMATION

                                   March 18, 2003

                            OVATION VARIABLE ANNUITY

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the flexible premium deferred annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated March 18, 2003, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

================================================================================
                                TABLE OF CONTENTS
================================================================================

GENERAL INFORMATION .....................................   3
     AIG Life Insurance Company .........................   3
     Independent Accountants ............................   3
     Distributor ........................................   3
     Potential Conflicts ................................   3

CALCULATION OF PERFORMANCE DATA .........................   3
     Yield and Effective Yield Quotations for the
      Money Market Subaccount ...........................   3
     Yield Quotations for Other Subaccounts .............   4
     Standardized Performance Data ......................   4
     Non-Standardized Performance Data ..................   5
     Tax Deferred Accumulation ..........................   8

ANNUITY PROVISIONS ......................................   9
     Variable Annuity Payments ..........................   9
     Annuity Unit Value .................................   9
     Net Investment Factor ..............................   9
     Additional Provisions ..............................  10

FINANCIAL STATEMENTS ....................................

================================================================================
                               GENERAL INFORMATION
================================================================================

AIG Life Insurance Company

A description of AIG Life Insurance Company and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account I.

Independent Accountants (To be updated by Amendment)

Our financial statements have been audited by                            ,
independent certified public accountants, whose offices are located in        .

Distributor

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of American International Group, Inc. Commissions not to exceed 7% of premiums will be paid to entities that sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. Commissions are paid by Variable Account I directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $45,554,574 in 2001, $42,089,070 in 2000, and $46,881,581 in
1999. Commissions retained by AIGESC were $0 in 2001, 2000, and 1999.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

================================================================================
                         CALCULATION OF PERFORMANCE DATA
================================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               Effective Yield = [(Base Period Return + 1)365/7]-1

For purposes of the yield and effective yield quotations, the hypothetical charge reflects all deductions that are charged to all owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the money market subaccount's mean account size. The yield and effective yield quotations do not reflect the surrender charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract and whether withdrawals had been previously made during that Contract Year. No deductions or sales loads are assessed upon annuitization under the contract. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account I included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                           Yield = 2[(a - b + 1)/6/ - 1]
                                      -----
                                       cd

Where: a = net investment income earned during the period by the portfolio attributable to shares owned by the Subaccount.

     b = expenses accrued for the period (net of reimbursements)

     c = the average daily number of Accumulation Units outstanding during the period

     d = the maximum offering price per Accumulation Unit on the last day of the period

Yield quotations for a subaccount reflect all recurring contract charges (except surrender charge). For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

A surrender charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract, and whether withdrawals had previously been made during that Contract Year.

Standardized Performance Data

The total return quotations for all of the subaccounts will be average annual total return quotations for one, five, and ten year periods (or, where a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of Variable Account I and for the period from the date monies were first placed into the subaccounts until the aforesaid date. This type of performance information is referred to as standardized performance and is based on the life of the subaccount. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV

Where: P = a hypothetical initial payment of $1,000

     T = average annual total return

     n = number of years

     ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

The average annual total return quotations reflect all portfolio expenses and all contract charges except optional benefit charges and assume a total surrender at the end of the particular period. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

Non-Standardized Performance Data

Non-standardized performance data will be calculated in a manner similar to the average annual total return described above for the subaccounts. It is average annual total return for the underlying portfolios for one, three, five, and ten year periods (or, where a portfolio has been in existence for a period of less than one, three, five or ten years, for such lesser period). For purposes of determining non-standardized average annual total return, the actual investment performance of each portfolio is reflected from the date such portfolio commenced operations even though the contract may not have been available at that time. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV

Where: P = a hypothetical initial payment of $1,000

     T = average annual total return

     n = number of years

     ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

Non-standardized average annual total return quotations reflect all portfolio expenses and all contract charges except the contract maintenance fee and the optional benefit charges. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size. The calculations do not assume a total surrender as of the end of the particular period and, therefore, no surrender charge is reflected.

                    Standardized Average Annual Total Return

This table reflects historical subaccount investment results as of December 31, 2001, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio expenses and all variable account charges except optional benefit charges. The variable account charges include the mortality and expense risk charge, administrative charge, contract maintenance fee, and any surrender charge applicable if an owner surrendered the contract at the end of the relevant period. The portfolio charges include management fees and other operating expenses.

---------------------------------------------------------------------------------------------------------
                                                                                                10 YEARS
                                                     SUBACCOUNT                                 OR SINCE
                  SUBACCOUNT                       INCEPTION DATE      1 YEAR      5 YEARS     INCEPTION
=========================================================================================================

Global Bond Subaccount                                  7/8/92          -7.07        -0.43         3.12
---------------------------------------------------------------------------------------------------------
Global Dollar Government Subaccount                    4/20/94           2.44         4.80         8.60
---------------------------------------------------------------------------------------------------------
Growth Subaccount (Class B)                            8/16/94         -30.12         5.06        12.11
---------------------------------------------------------------------------------------------------------
Growth and Income Subaccount (Class B)                  7/8/92          -6.65        12.48        14.14
---------------------------------------------------------------------------------------------------------
High-Yield Subaccount                                 10/24/97          -3.80          N/A        -3.66
---------------------------------------------------------------------------------------------------------
International Subaccount                               10/1/93         -28.84        -1.78         1.83
---------------------------------------------------------------------------------------------------------
Money Market Subaccount (Class B)                       2/3/93          -3.59         2.62         2.84
---------------------------------------------------------------------------------------------------------
Americas Government Income Subaccount                  4/11/94          -3.26         5.59         6.76
---------------------------------------------------------------------------------------------------------
Premier Growth Subaccount (Class B)                     2/3/93         -23.96        10.46        12.92
---------------------------------------------------------------------------------------------------------
Quasar Subaccount                                       8/2/96         -19.38         0.46         0.77
---------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Subaccount     1/2/97           3.84          N/A         3.76
-------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value Subaccount            5/1/01            N/A          N/A         8.03
---------------------------------------------------------------------------------------------------------
Technology Subaccount (Class B)                        1/10/96         -31.90        10.30        10.22
---------------------------------------------------------------------------------------------------------
Total Return Subaccount                                8/26/94          -4.56         9.62        11.05
---------------------------------------------------------------------------------------------------------
U.S. Government/High Grade Securities Subaccount       8/20/93           0.97         4.49         4.38
---------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Subaccount            4/20/94         -28.98         7.89         8.53
---------------------------------------------------------------------------------------------------------
AllianceBernstein Value Subaccount (Class B)           5/1/01             N/A          N/A        -8.45
---------------------------------------------------------------------------------------------------------
Worldwide Privatization Subaccount                     8/16/94         -23.85         2.32         5.47
---------------------------------------------------------------------------------------------------------
AllianceBernstein International Value Subaccount       5/1/01            N/A          N/A       -11.27
---------------------------------------------------------------------------------------------------------


Non-Standardized Average Annual Total Return

This table reflects adjusted historical portfolio investment results as of December 31, 2001, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio charges and certain variable account charges. The variable account charges include the mortality and expense risk charge and administrative charge. The returns do not reflect the contract maintenance fee, surrender charge, or optional benefit charges. If reflected, those charges would reduce the performance quoted. The portfolio charges include management fees and other operating expenses.

----------------------------------------------------------------------------------------------------------------------
                                                                                                             10 YEARS
                                                     PORTFOLIO                                             OR SINCE
              PORTFOLIO                            INCEPTION DATE      1 YEAR       3 YEARS      5 YEARS    INCEPTION
======================================================================================================================

Global Bond Portfolio                                   7/8/92          -1.67        -3.15         0.29        3.16
----------------------------------------------------------------------------------------------------------------------
Global Dollar Government Portfolio                     4/20/94           7.84        14.66         5.39        8.63
----------------------------------------------------------------------------------------------------------------------
Growth Portfolio (Class B)                             8/16/94         -24.72        -6.83         5.64       12.14
----------------------------------------------------------------------------------------------------------------------
Growth and Income Portfolio (Class B)                   7/8/92          -1.25         6.65        12.92       14.15
----------------------------------------------------------------------------------------------------------------------
High-Yield Portfolio                                  10/24/97           1.60        -2.99          N/A       -2.66
----------------------------------------------------------------------------------------------------------------------
International Portfolio                                10/1/93         -23.44        -5.76        -1.02        1.87
----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio (Class B)                        2/3/93           1.87         3.02         3.26        2.88
----------------------------------------------------------------------------------------------------------------------
Americas Government Income Portfolio                   4/11/94           2.14         6.72         6.16        6.80
----------------------------------------------------------------------------------------------------------------------
Premier Growth Portfolio (Class B)                      2/3/93         -18.56        -4.43        10.94       12.94
----------------------------------------------------------------------------------------------------------------------
Quasar Portfolio                                        8/2/96         -13.98        -2.75         0.26        1.29
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Portfolio      1/2/97           9.24         8.49          N/A        4.40
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value Portfolio             5/1/01            N/A          N/A          N/A       16.51
----------------------------------------------------------------------------------------------------------------------
Technology Portfolio (Class B)                         1/10/96         -26.50        -0.52        10.79       10.52
----------------------------------------------------------------------------------------------------------------------
Total Return Portfolio                                 8/26/94           0.84         5.53        10.12       11.08
----------------------------------------------------------------------------------------------------------------------
U.S. Government/High Grade Securities Portfolio        8/20/93           6.37         3.87         5.09        4.41
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Portfolio             4/20/94          23.58        -0.37         8.41        8.56
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Value Portfolio (Class B)             5/1/01            N/A          N/A          N/A       -0.41
----------------------------------------------------------------------------------------------------------------------
Worldwide Privatization Portfolio                      8/16/94         -18.45        -1.01         2.97        5.51
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Value Portfolio         5/1/01            N/A          N/A          N/A       -3.31
----------------------------------------------------------------------------------------------------------------------


Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on Variable Account I's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation phase, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The chart shows accumulations on an initial investment or premium of a given amount, assuming hypothetical gross annual returns compounded annually, and a stated assumed rate. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity in a chart reflect the deduction of contractual expenses such as the 1.25% mortality and expense risk charge, the 0.15% administrative charge, and the $30 contract maintenance fee, but not the expenses of an underlying investment portfolio. In addition, these values assume that the owner does not surrender the contract or make any partial surrenders until the end of the period shown. The chart assumes a full surrender at the end of the period shown and the payment of taxes at the 31% rate on the amount in excess of the premium.

In developing tax-deferral charts, we will follow these general principles:

     (1)  the assumed rate of earnings will be realistic;

     (2) the chart will depict accurately the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges;

     (3) comparative charts for accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender; and

     (4) a narrative accompanying the chart will disclose prominently that there may be a 10% tax penalty on a surrender by an owner who has not reached age 59 1/2.

The rates of return illustrated are hypothetical and are not an estimate or guaranty of performance. Actual tax rates may vary for different taxpayers.

================================================================================
                               ANNUITY PROVISIONS
================================================================================

Variable Annuity Payments

A variable annuity is an annuity with payments which are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. At the Annuity Date, the Contract Value in each subaccount will be applied to the applicable annuity tables contained in the contract. The annuity table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to contract will provide a larger income than that guaranteed for the same form of annuity under the contract, the larger amount will be paid.

The first annuity payment for each subaccount is determined by multiplying the amount of the Contract Value allocated to that subaccount by the factor shown in the table for the option selected, divided by 1000. The dollar amount of subsequent annuity payments is determined as follows:

(a) The dollar amount of the first annuity payment is divided by the Annuity Unit value as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period, subject to any transfers.

(b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period fourteen days prior to the date of payment.

The total dollar amount of each variable annuity payment is the sum of all subaccount variable annuity payments less the pro-rata amount of the administrative charge.

Annuity Unit Value

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $10. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     o (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being determined; and

     o    (b) is the assumed investment factor for such Valuation Period.

The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     o    (a) is equal to:

          (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

          (ii) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

          (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

     o    (b) is equal to:

          (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

          (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     o    (c) is equal to:

          (i) the percentage factor representing the mortality and expense risk charge, plus

          (ii)  the percentage factor representing the administrative charge.

The net investment factor may be greater or less than the assumed investment factor. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

Additional Provisions

We will require proof of age and sex of the Annuitant before making any life annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the minimum annual rate of 3%. Any overpayments, including interest at the minimum annual rate of 3%, unless repaid to us in one sum, will be deducted from future annuity payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.

================================================================================
                              FINANCIAL STATEMENTS
================================================================================

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements

The financial statements of AIG Life Insurance Company will be filed by Pre-Effective Amendment.

(b) Exhibits

     (1) Certificate of Resolution for AIG Life Insurance Company dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts*

     (2)  N/A

     (3) (a) Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (b) Broker/Dealer Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (c) Selling Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and AIG Equity Sales Corporation dated October 1998*
          (d) Distribution Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and Alliance Fund Distributors dated June 11, 1991*
          (e) Form of Buy Sell Agreement between AIG Life Insurance Company and Alliance Global Investor Services, Inc. dated February, 2002 ##

     (4) (a) Form of Group Variable Annuity Policy (11GVAN999) and Certificate (16GVAN999)****

     (5)  (a) Form of variable annuity application (14VAN897)*

     (6) (a) By-Laws of AIG Life Insurance Company as amended through December 31, 1991*
          (b) Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (c) Restated Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (d) By-Laws of AIG Life Insurance Company #

     (7)  N/A

     (8) Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

     (9)  Opinion of Counsel +

     (10) Consent of Counsel N/A.

          Consent of Independent Accountants +

     (11) N/A

     (12) N/A

     (13) Form of Schedule for Performance Computations +

     (14) Diagram and listing of all persons directly or indirectly controlled by or under common owner control with AIG Life Insurance Company, the Depositor of Registrant. +++

     (15) (a) Powers of Attorney **
          (b) Power of Attorney ***
          (c) Power of Attorney ****
          (d) Power of Attorney *****
          (e) Power of Attorney ++
          (f) Powers of Attorney for Rodney O. Martin, Jr., Nicholas Alexander O'Kulich, Robert F. Herbert, Jr., David L. Herzog, Robinson Kendall Nottingham, Elizabeth Margaret Tuck and Gary D. Reddick. (filed electronically herewith)

* Incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 (File No. 33-39171) filed on October 27, 1998.

** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-90684) filed on May 1, 1997.

*** Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-85573) filed on October 15, 1999.

**** Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-93709) filed on December 28, 1999.

***** Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-31972) filed on March 8, 2000.

# Incorporated by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File No. 33-39171) filed on April 28, 2000.

## Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File No. 333-36260) filed on February 13, 2002.

+ To be filed by Amendment.

++ Incorporated by reference to Registrant's Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 (File No. 033-39171) filed on April 30, 2002.

+++ Incorporated by reference to form 10K, Exhibit 21 filed by American International Group, parent of Registrant for year ended December 31, 2001.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address        Position and Offices With Depositor

                                         AIG LIFE INSURANCE COMPANY
                                         (Incorporated in Delaware)

                                         OFFICERS AND DIRECTORS

NAME                                     TITLE

Rodney O. Martin, Jr.(1)                 Chairman of the Board of Directors and
                                         President

Nicholas Alexander O'Kulich(2)           Vice Chairman of the Board of Directors

David L. Herzog(1)                       Executive Vice President and Chief
                                         Financial Officer and Director

R. Kendall Nottingham(4)                 Director

Gary D. Reddick(1)                       Executive Vice President and Director

Robert M. Beuerlein(1)                   Senior Vice President and Chief Actuary

Pauletta P. Cohn(1)                      Senior Vice President and Co-General
                                         Counsel

David J. Dietz(5)                        Senior Vice President

Robert Michael Goldbloom(3)              Senior Vice President

Robert F. Herbert, Jr.(1)                Senior Vice President and Director

Kyle L. Jennings(1)                      Senior Vice President and Co-General
                                         Counsel

Arshad Hasan Qureshi(4)                  Senior Vice President

Elizabeth Margaret Tuck(2)               Secretary

Kenneth D. Walma(4)                      Vice President

(1)  Business address is 2929 Allen Parkway, Houston, Texas 77019.
(2)  Business address is 70 Pine Street, New York, New York 10270.
(3)  Business address is 80 Pine Street, New York, New York 10005.
(4) Business address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.
(5)  Business address is 390 Park Avenue, New York, New York 10022.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to the Form 10-K, Exhibit 21 filed by American International Group (parent of registrant) for the year ended December 31, 2001, SEC File number 001-08787 filed April 1, 2002.

Item 27. Number of Contractowners

As of December 2, 2002, the number of contracts funded by the Variable Account I (portion relating to the Ovation Variable Annuity) was 18,112 of which 5,899 were Qualified Contracts and 12,213 were Non-Qualified Contracts.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171).

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account I, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of American International Life Assurance Company of New York, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

Name and Principal Business Address*      Positions and Offices with Underwriter

Kevin Clowe                               Director
Ernest T. Patrikis                        Director
Walter R. Josiah                          Director and President
Ronald Alan Latz                          Director, Vice President and Financial
                                           Operations Principal
Peter Adamczyk                            Director
Helen Stefanis                            Director
Martinnette J. Witrick                    Vice President and Compliance Director
Kenneth F. Judkowitz                      Vice President
Elizabeth M. Tuck                         Secretary

* Business address is 70 Pine Street, New York, New York 10270.

(c)

                  Net
Name of           Underwriting      Compensation
Principal         Discounts and     on               Brokerage
Underwriter       Commission        Redemption       Commissions       Compensation
AIG Equity        $0                $0               $0                $0
Sales Corp.

Item 30. Location of Accounts and Records.

Edward Bacon, Vice President of AIG Life Insurance Company, whose address is 2929 Allen Parkway, Houston, Texas 77019, maintains physical possession of the accounts, books, or documents of Variable Account I required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance (Commission ref. IP-6-88).

(e) Registrant represents that the fees and charges deducted under the contracts offered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act for effectiveness of this Initial Registration Statement and has caused this Initial Registration Statement on Form N-4 to be signed on its behalf, in the City of Houston, and State of Texas on this 23 day of December, 2002.

                                                 Variable Account I
                                                 By:  AIG Life Insurance Company


                                                 By:   /s/ Rodney O. Martin, Jr.
                                                 -------------------------------
                                                 Rodney O. Martin, Jr.,
                                                 President
                                                 (Principal Executive Officer)

                                                 AIG Life Insurance Company

                                                 By:   /s/ Rodney O. Martin, Jr.
                                                 -------------------------------
                                                 Rodney O. Martin, Jr.,
                                                 President
                                                 (Principal Executive Officer)

As required by the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                           AIG LIFE INSURANCE COMPANY
                           (Incorporated in Delaware)

                             OFFICERS AND DIRECTORS

NAME                              TITLE                               DATE
/s/ Rodney O. Martin, Jr.          Chairman of the Board of          December 23, 2002
-------------------------------    Directors and President
Rodney O. Martin, Jr.

/s/ Nicholas Alexander O'Kulich    Vice Chairman of the Board of     December 23, 2002
-------------------------------    Directors
Nicholas Alexander O'Kulich

/s/ David L. Herzog                Executive Vice President and      December 23, 2002
-------------------------------    Chief Financial Officer and
David L. Herzog                    Director

/s/ Gary D. Reddick                Executive Vice President and      December 23, 2002
-------------------------------    Director
Gary D. Reddick

/s/ Robert F. Herbert, Jr.         Senior Vice President and         December 23, 2002
-------------------------------    Director
Robert F. Herbert, Jr.

/s/ Robinson Kendall Nottingham    Director                          December 23, 2002
-------------------------------
Robinson Kendall Nottingham

/s/ Elizabeth Margaret Tuck       Secretary                    December 23, 2002
---------------------------
Elizabeth Margaret Tuck

                                INDEX TO EXHIBITS

Exhibit

15(f) Powers of Attorney